Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY 2026 IMMEDIATE - 24 Hours a Day, 7 Days a Week INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https://www.cstproxy.com/bluegoldmine/ egm2026 Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on March 15, 2026. PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. Please mark your votes like this 1. As an ordinary resolution, that the Blue Gold Limited 2025 Equity Incentive Plan, in the form set forth in Appendix A to the proxy statement, and the material terms thereunder be approved and adopted FOR AGAINST ABSTAIN 2. As a special resolution, that the amended and restated articles of association of Blue Gold Limited currently in effect (the “Current Articles”) be amended pursuant to an amendment to the Current Articles in the form set forth in Appendix B to the proxy statement, effective immediately FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

2026 Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on March 16, 2026. To view the 2026 Extraordinary General Meeting Proxy Statement, and to Attend the Extraordinary General Meeting, please go to: https://www.cstproxy.com/bluegoldmine/egm2026 PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints and , and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A ordinary shares of Blue Gold Limited held of record by the undersigned at the close of business on February 23, 2026, at the Extraordinary General Meeting of Shareholders of Blue Gold Limited to be held on March 16, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1 AND PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side)